UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 21, 2023

Swiftmerge Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41164	98-1582153
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Executive Suite
4318 Forman Avenue
Toluca Lake, CA	91602
(Address of principal executive offices)	(Zip Code)

(424) 413-0030

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	IVCPU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IVCP	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IVCPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02-Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report.

In November 2022, Swiftmerge Acquisition Corp. (the “Company”) obtained a waiver from the underwriter in the Company’s initial public offering of all rights to the deferred underwriting commissions payable to the underwriter at the closing of the Company’s initial business combination (the “Deferred Underwriting Commissions”). On August 21, 2023, in connection with the preparation of the Company’s unaudited financial statements for the quarter and six-months ended June 30, 2023, management determined that the waived Deferred Underwriting Commission had previously been improperly classified as a liability after the waiver was obtained.

As a result, management determined that it is appropriate to restate the Company’s previously issued audited financial statements for the year ended December 31, 2022, included in the Company’s previously filed Annual Report on Form 10-K with the Securities and Exchange Commission (the “Form 10-K”), and the unaudited financial statements for the three months ended March 31, 2023, included in the Company’s previously filed Quarterly Report on Form 10-Q with the Securities and Exchange Commission (the “Form 10-Q” and collectively with the Form 10-K and the financial statements included in the Form 10-K and the Form 10-Q, the “Non-Reliance Financial Statements”). The Company’s audit committee concluded that the Non-Reliance Financial Statements should no longer be relied upon, and that the Company will amend the Form 10-K and the Form 10-Q to include restatements of the Non-Reliance Financial Statements. The changes do not impact the Company’s cash position.

As a result of the foregoing, the Company’s management reassessed the effectiveness of its disclosure controls and procedures for the periods affected by the restatement. After that reassessment, the Company’s management determined that its disclosure controls and procedures for such periods were not effective solely as a result of the foregoing.

The Company’s management and the audit committee have discussed the matters disclosed in this Current Report on Form 8-K pursuant to this Item 4.02 with Marcum LLP, the Company’s independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Swiftmerge Acquisition Corp.

Date: August 23, 2023	By:	/s/ Christopher Munyan
		Name:	Christopher Munyan
		Title:	Chief Financial Officer

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